WPG TUDOR FUND
                          909 Third Avenue, 31st Floor
                            New York, New York 10022


                                 April 27, 2005



VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549
Attention:  Mrs. Patricia P. Williams


Re: WPG Tudor Fund Post-Effective Amendments Nos. 56 and 57 under the Securities Act of 1933 (Amendment Nos. 40 and 41 under the Investment Company Act of 1940) to Registration Statement on Form N-1A
         (File Nos. 002-30465; 811-1745)
         -----------------------------------------------------------------------

Dear Ladies and Gentlemen:

         Pursuant to Rule 477 under Securities Act of 1933, as amended (the "Securities Act"), WPG Tudor Fund (the "Registrant") hereby requests that the above-referenced Post-Effective Amendments to its Registration Statement on Form N-1A be withdrawn. As discussed with Mrs. Patricia P. Williams of the staff of the Securities and Exchange Commission, please be advised that the Registrant makes such request because it intends to reorganize into a series of The RBB Fund, Inc. and cease operations after the close of business on April 29, 2005.

         Please contact Leonard A. Pierce, Esq. (617) 526-6440 or Timothy F. Silva (617) 526-6502, at Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Registrant, with any questions or comments you may have regarding this matter.

                                                  Very truly yours,



                                                  /s/Daniel S. Vandivort
                                                  Chairman and President